SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

March 1, 2006

LM ERICSSON TELEPHONE COMPANY

(Translation of registrant’s name into English)

Torshamnsgatan 23, Kista

SE-164 83, Stockholm, Sweden

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F   ☒  Form 40-F  ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934. Yes  ☐  No  ☒

Announcement of LM Ericsson Telephone company, dated March 1, 2006 “Transfer of Ericsson own stock in relation to the incentive programs for employees”.

Ericsson Press Releases

Transfer of Ericsson own stock in relation to the incentive programs for employees

Date: Wednesday, March 1 2006

The Board of Directors of Ericsson (NASDAQ:ERICY) will propose at the annual general meeting of shareholders, in accordance with previous decisions, that Ericsson shall have the right to transfer its own shares on a stock exchange in order to cover certain payments that occur in relation to the Company’s Global Stock Incentive Program 2001, the Stock Purchase Plan 2003, the Long Term Incentive Plan 2004 and the Long Term Incentive Plan 2005.

The Annual General Meeting of Shareholders 2001 resolved on transfer of own shares on a stock exchange in relation to the introduction of a Global Stock Incentive Program. The resolution comprised, inter alia, a right for the company to transfer a maximum of 31,000,000 shares of series B to cover certain payments, mainly for social security charges that may occur in relation to the program.

The Annual General Meeting of Shareholders 2003 resolved on transfer of own shares on a stock exchange in relation to the Stock Purchase Plan 2003. The resolution comprised, inter alia, a right for the company to transfer a maximum of 26,000,000 shares of series B to cover certain payments, mainly for social security charges that may occur in relation to the plan.

The Annual General Meeting of Shareholders 2004 resolved on transfer of own shares on a stock exchange in relation to the Long Term Incentive Plan 2004. The resolution comprised, inter alia, a right for the company to transfer a maximum of 4,900,000 shares of series B to cover certain payments, mainly for social security charges that may occur in relation to the plan.

The Annual General Meeting of Shareholders 2005 resolved on transfer of own shares on a stock exchange in relation to the Long Term Incentive Plan 2005. The resolution comprised, inter alia, a right for the company to transfer a maximum of 7,800,000 shares of series B to cover certain payments, mainly for social security charges that may occur in relation to the plan.

Resolutions on transfer of own shares have thereafter been made for the purpose of the Global Stock Incentive Program at the Annual General Meetings of Shareholders 2002, 2003, 2004 and 2005, for the purpose of the Stock Purchase Plan 2003 at the annual general meeting of shareholders 2004 and 2005 and for the purpose of the Long Term Incentive Plan 2004 at the annual general meeting of shareholders 2005.

In accordance with the above resolutions on totally 69,700,000 shares, 6,497,830 shares of series B have been transferred up to 15 February 2006.

Therefore, the Board of Directors proposes the annual general meeting of shareholders to resolve that Ericsson shall have the right to transfer, prior to the annual general meeting of shareholders 2007, a maximum of 63,202,170 shares of series B, or the lower number of shares of series B, which as per 10 April 2006, remains of the original 69,700,000 shares for the purpose of covering certain payments, primarily social security charges that may occur in relation to the company’s Global Stock Incentive Program 2001, the Stock Purchase Plan 2003, the Long Term Incentive Plan 2004 and the Long Term Incentive Plan 2005. Transfer of shares shall be effected at Stockholmsbörsen at a price within the, at each time, registered price interval for the share.

Since the transfer of shares will be made to cover certain payments, as described above, the transfer of shares will not affect the company’s liquidity and position. The number of outstanding shares would increase, corresponding to 0.40 percent of the outstanding shares per 31 December 2005. As per 31 December 2005, Ericsson held 268,065,241 own shares.

The complete proposal of the Board of Directors will be available on Ericsson’s website, www.ericsson.com, latest as from 24 March 2006.

Ericsson is shaping the future of Mobile and Broadband Internet communications through its continuous technology leadership. Providing innovative solutions in more than 140 countries, Ericsson is helping to create the most powerful communication companies in the world.

FOR FURTHER INFORMATION, PLEASE CONTACT:

Ericsson Media Relations

Phone: +46 8 719 6992

E-mail: press.relations@ericsson.com

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SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TELEFONAKTIEBOLAGET LM ERICSSON (PUBL)

By:	/S/ CARL OLOF BLOMQVIST
Carl Olof Blomqvist
Senior Vice President and
General councel

By:	/S/ HENRY STÉNSON
Henry Sténson
Senior Vice President
Corporate Communications

Date: March 1, 2006